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Exhibit (a)(5)(iii)

NEWS
(XLG)
FOR IMMEDIATE RELEASE:	March 12, 2004
Contact:	Jeffrey Fisher, CFO, Price Legacy Corporation. 17140 Bernardo Center Drive, Suite 300, San Diego, CA 92128 (858) 675-9400

PRICE LEGACY CORPORATION ANNOUNCES
COMPLETION OF RECAPITALIZATION TRANSACTION,
PRELIMINARY RESULTS OF EXCHANGE OFFER AND
INTENT TO DECARE COMMON DIVIDEND

        San Diego, CA (March 12, 2004) - Price Legacy Corporation (Amex: XLG) announced today that it has completed its previously announced recapitalization transaction. Price Legacy's stockholders approved the recapitalization transaction at a special meeting of stockholders held yesterday, March 11, 2004. The recapitalization transaction consisted of an exchange offer for all outstanding shares of the Company's Series A preferred stock, exchange transactions with the holders of all outstanding shares of its Series B preferred stock and an amendment and restatement of its charter to, among other things, (1) effect a 1-for-4 reverse stock split of its common stock, (2) designate and establish the terms of the Series 1 preferred stock that may be issued in exchange for shares of Series A preferred stock, (3) eliminate the Series B preferred stock following its exchange for common stock and (4) change the manner of election of Price Legacy's board of directors.

        Price Legacy also announced today the preliminary results of the exchange offer for its outstanding 8 3/4% Series A Cumulative Redeemable Preferred Stock. The exchange offer expired on March 11, 2004. Based on a preliminary count provided by Mellon Investor Services LLC, the exchange agent for the exchange offer, approximately 20,942,101 shares of Series A preferred stock were tendered for a total of approximately 18,899,764 shares of post 1-for-4 reverse split common stock and approximately 2,942,325 shares of Series 1 preferred stock. Determination of the actual number and type of shares to be issued in the exchange offer are preliminary and subject to verification and final confirmation by Mellon Investor Services. Delivery of shares of common stock and Series 1 preferred stock in exchange for the shares accepted in the exchange offer will occur as soon as practicable after the final results are available.

        Price Legacy also announced that its Board of Directors intends to declare a dividend on its common stock of $0.28 per share, depending on the Company's operating results, overall financial condition, capital requirements and general business conditions. If declared, the dividend would be paid on May 15, 2004 to holders of Price Legacy's common stock on May 1, 2004, the same record date and payment date as the Company's preferred stock.

        In connection with closing the recapitalization transaction, on Monday, March 15, 2004, its common stock will begin trading on a post 1-for-4 reverse split basis on the Nasdaq National Market under the symbol "PLRE." Price Legacy's Series 1 preferred stock will also begin trading on the Nasdaq National Market on March 15, 2004 under the symbol "PLREP." Subject to its ability to meet Nasdaq's continued listing requirements, Price Legacy's Series A preferred stock will trade on the Nasdaq National Market under the symbol "PLREO." As previously announced, the Company intends, subject to the availability of requisite financing, to redeem any Series A preferred stock that remains outstanding following the exchange offer as soon as reasonably practicable.

        Price Legacy also announced the appointment of two new directors: Robert N. Goodman and Charles L. Goldberg, Esq. Mr. Goodman, president of Resmark Equity Partners, LLC, has an extensive

30-year history in the real estate industry in the U.S. and Canada, and Mr. Goldberg is an attorney with Seltzer Caplan McMahon Vitek, in practice for over 30 years in San Diego, California.

        Price Legacy acquires, operates, develops and sells open-air shopping centers nationwide. The Company manages its properties through regional offices located in Arizona, California, Florida, and Virginia. Price Legacy has its corporate offices in San Diego, California, is organized as a REIT and has a taxable REIT subsidiary, Excel Legacy Holdings Inc. Price Legacy is committed to providing an environment of stability and growth for its stockholders and tenants. For more information on Price Legacy, visit the Company's Web site at www.PriceLegacy.com.

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        Certain statements in this release that are not historical fact may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results of Price Legacy to differ materially from historical results or from any results expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from current expectations include the possibility that the intended benefits of the recapitalization may not be fully realized, the possibility that the Company is unable to declare dividends on its common stock in the amount set forth in this release, or at all, the possibility that an established trading market does not develop for the Company's common stock or Series 1 preferred stock following the recapitalization and that its Series A preferred stock is delisted from Nasdaq, changes in general economic conditions, real estate conditions, competition, litigation, financial performance of Price Legacy's properties, joint ventures and investments, and environmental and other liabilities. The Company refers you to the documents it files from time to time with the SEC available through the Company's website at www.PriceLegacy.com, which discuss these and other factors that could adversely affect the Company's results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Price Legacy undertakes no obligation to update publicly or revise any forward-looking statements.

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PRICE LEGACY CORPORATION ANNOUNCES COMPLETION OF RECAPITALIZATION TRANSACTION, PRELIMINARY RESULTS OF EXCHANGE OFFER AND INTENT TO DECARE COMMON DIVIDEND